

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via E-mail</u>
Robert Kohn, CEO
BioPower Operations Corporation
5397 Lyons Rd., Suite 301
Coconut Creek, Florida 33073

> **Re:** **BioPower Operations Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 16, 2011**
> **File No. 333-172139**

Dear Mr. Kohn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>General</u>

1. We note that you have amended the disclosure on page 23 to delete the reference to Cuba as one of the territories as to which you have an exclusive license from Clenergen in perpetuity for the use of Clenergen's technologies. However, your description of the license agreement on page F-11 identifies Cuba as one of the territories covered by the agreement. Please explain the discrepancy or revise the disclosure, as appropriate.

Prospectus Cover Page

2. We partially reissue comment four of letter dated March 7, 2011. We note that the legends provided pursuant to Item 501(b) of Regulation S-K do not appear on the outside cover page of the prospectus.

3. We reissue comment five of our letter dated March 7, 2011. Please provide the disclosure required by Item 501(b)(3) of Regulation S-K. Consider providing such information in tabular format.

4. Please revise the cover page to clearly reflect the potential 90 day extension to the company offering, as disclosed elsewhere in the prospectus.

Risk Factors, page 3

5. Please update the reference to commencing operations in February 2011. In addition, please provide the basis for an estimated date to commence operations given the disclosure that even if you raise the maximum in this offering you will need substantial additional financing to implement your business plan to the point of operations.

6. We note the reference to termination upon "two years prior written notice" in the first full risk factor on page four. We are unable to provide such a provision in your amended license agreement with Clenergen. Furthermore, it is unclear whether the Green Oil Plantations license requires two years prior written notice or merely provides for immediate termination upon written notice after the initial two years of the license (subject to certain exceptions). Please revise your disclosure in this risk factor to clarify, or advise.

Use of Proceeds, page 10

7. We note the total working capital after offering at the 50% level ($1,750,000) does not agree to the working capital from proceeds of offering ($950,000) plus existing working capital ($300,000). It appears the total working capital after offering at the 50% level should be $1,250,000. Please note this also impacts the related use of proceeds amounts for the 50% level. Please revise or advise.

8. Please describe whether project development costs include the cost of acquiring seedlings from your licensors and, if so, to what extent seedling costs contribute to your anticipated development costs.

9. Please revise to provide additional disclosure to clearly distinguish the extent and number of biomass projects at each level of offering proceeds.

10. Please also revise your discussion of each level of offering proceeds to clarify the amount of time you would be able to operate without obtaining additional funds.

11. We note that the amounts allocated to "Officers and Directors Salaries" in your tabular disclosure do not appear to match the salaries discussed under Executive Compensation on page 19. Please revise to clarify how you intend to allocated such proceeds. For example and to the extent applicable, include a narrative description of the amounts to be paid to each officer or director and describe any proceeds that will be used to pay previously accrued salary amounts.

12. We note the added disclosure at the top of page 12 in response to comment 19 of our letter dated March 7, 2011. Please clarify which employee expenses are contemplated here.

13. We partially reissue comment 22 of our letter dated March 7, 2011. Please expand and clarify your discussion of the 100% proceeds level. For example, it appears you only discuss one biomass project and also refer to obtaining feasibility studies to obtain project financing for such project. Reconcile this disclosure with your use of proceeds at the 75% level, which contemplates multiple biomass projects. In addition, given that the costs of a biomass project are not included in the offering proceeds, please explain the reason(s) for increasing the number of projects that you will begin development for based upon the increased proceeds.

14. We partially reissue comment 23 of our letter dated March 7, 2011. Please reconcile your statement that you "expect these amounts will be sufficient to initiate and sustain our operations" in the sixth paragraph under Liquidity and Capital Resources on page 27 with your disclosure regarding the length of time you anticipate being able to operate at the 100% proceeds level and the fact that you will not be able to fund the biomass project even at the maximum proceeds level.

Dilution, page 13

15. We read your response to comment 27 of our letter dated March 7, 2011; however, it appears rather than revising the dilution per share table, you have removed it. Please revise to present dilution per share to new investors for each scenario presented.

Selling Stockholders, page 15

16. We partially reissue comment 28 of our letter dated March 7, 2011. Please clearly disclose the date of the one year holding period(s) for the lock-up agreement.

17. We partially reissue comment 29 of our letter dated March 7, 2011. For the sake of clarity, please revise your tabular disclosure to provide one entry for Constellation Asset

Management with appropriate footnote disclosure regarding the number of shares in each column that are beneficially owned due to this entity's ownership of the warrants.

Plan of Distribution, page 16

18. We reissue comment 31 of our letter dated March 7, 2011. We note the disclosure in the risk factor on page nine regarding state registration or exemption of your offering and the disclosure on page 17. We also note the disclosure that you have not identified the specific states where the offering will be sold, and therefore, it appears that you have not registered or qualified for an exemption from registration in any states. It is unclear how you plan to comply with the requirements of Rule 415(a)(1)(ix) of Regulation C that the offering commence promptly upon effectiveness of the registration statement. Please revise or advise.

Information with Respect to the Registrant, page 19
Description of Business, page 19

19. We note your response to comment 33 of our letter dated March 7, 2011. Please add the disclosure in the prospectus regarding the disclosure set forth in the Form 10-K for Clenergen Corp. regarding the formation of BioPower Corp and your response to that portion of the prior comment. In addition, as stated in comment 36 of our letter dated March 7, 2011, clarify the affiliation between BioPower Corp. and Clenergen at the time BioPower Corp. was founded and the license agreement entered into, including any common officers, directors, control persons and/or affiliates. The statement that there is no direct or indirect relationship between BioPower and Clenergen is incorrect given the prior affiliation of Mr. Kohn, as a director that has been disclosed. In addition, we note that Mr. Shepherd was Chief Financial Officer and a director of Clenergen. Please clearly disclose all affiliations between the two companies. In addition, revise Mr. Shepherd's biography. Lastly, we note the same address for both companies. Provide clear disclosure and the reason for the common address.

20. Clearly disclose the estimated amount of additional financing that you will need to fully implement your business plan, including the cost of a biomass project.

21. We note your discussion in the fourth paragraph of this section that you may produce livestock feed and fertilizer. Please expand your discussion of these potential areas of your business in light of the requirements of Item 101(h)(4) of Regulation S-K.

22. We reissue comment 35 of our letter dated March 7, 2011. Please provide a more detailed discussion of your proposed business, as required by Item 101(h)(4)(i) of Regulation S-K, including the gasification and steam processes, as mentioned in comment 36 of our letter dated March 7, 2011. Please discuss the anticipated time frame for each business milestone and the expected source(s) of funding, to the point of commencing operations.

23. Please clearly define "biomass project" as used in this section and elsewhere in the prospectus.

24. We reissue comment 34 of our letter dated March 7, 2011. We note your statement in sixth paragraph of page 19 that starts with "our projects solve problems for land owners . . ." and in the fifth paragraph of page 20 that "a feasibility study is prepared for each project." Please clarify these and other statements in light of your lack of operations. In addition, remove the reference to creating significant returns for investors/joint venture partners in this section and the references to profits/profitability throughout the prospectus.

25. Please reconcile the list of plant species listed in the first paragraph under BioPower License Agreement Clenergen, on page 19, with the list in the following paragraph in the same section.

26. We reissue comment 38 of our letter dated March 7, 2011. Please provide a more detailed narrative disclosure of the information in the table at the bottom of page 21. In particular discuss your proposed operations in greater detail, as outlined in the table. In addition, please expand your disclosure regarding carbon credit financing to explain how such credits may be produced from your proposed operations and how the production of such credits could relate to the financing of your projects.

27. We reissue comment 39 of our letter dated March 7, 2011. Please revise to provide more detailed disclosure on the four components of your business plan discussed at the top of page 22, the planned markets for your products and services, the proposed distribution methods, and the competitive business conditions in each of these markets. See Item 101(b)(4) of Regulation S-K.

28. Please reconcile your revised disclosure on page 19 regarding GECC's areas of concentration with the similar disclosure on page F-13.

29. We note your added disclosure on page 22 that Silver Leaf is planted in cold conditions "where apples are grown" and your listing of the different plants associated with each license agreement. Please expand this disclosure to describe the geographic regions where such plants could be grown and the particular regions you intend to target, if any.

30. We note the disclosure that you have talked to oil companies and they have expressed a "significant demand" for biofuels. Provide the basis for this statement or remove. In addition, please clarify whether you have had any negotiations with oil companies and whether you have any agreements or understandings, preliminary or otherwise, with these oil companies.

31. We note your revisions to the first paragraph of page 23 in response to comment 43 of our letter dated March 7, 2011. Please also revise to provide additional information on the availability of seedlings from Green Oil.

32. In this regard, also revise your disclosure to clarify whether Clenergen and Green Oil may sell seedlings to other parties. To the extent they may sell to other parties, revise to clarify the benefits you receive from your licenses with such entities, if any, and discuss the effect this may have on your ability to compete in your target markets.

33. We note your supplemental response and reissue comment 45 of our letter dated March 7, 2011. Please provide the disclosure required by Item 101(h)(4)(viii) of Regulation S-K regarding governmental approvals.

34. We reissue comment 46 of our letter dated March 7, 2011. Please provide the disclosure required by Item 101(h)(4)(xi) of Regulation S-K regarding the costs and effects of compliance with environmental laws for your anticipated projects in the geographic regions in which you intend to focus your initial operations.

35. We note your supplemental response to comment 47 of our letter dated March 7, 2011. Please revise the prospectus to include the information provided to us supplementally regarding whether the specific crops discussed in the prospectus have been approved in the United States or meet USDA requirements.

Management's Discussion and Analysis, page 26
Liquidity and Capital Resources, page 27

36. We partially reissue comment 49 of our letter dated March 7, 2011. Please reconcile your statement in the fifth paragraph of this section that the "amounts raised are sufficient to commence the start-up project development" with your disclosure in the first paragraph of page 12 that appears to prioritize project development last among your planned use of proceeds at the less than 25% proceeds level.

37. Disclose the material terms of the related party loans. For instance, clearly if interest is earned on the loans.

38. Please remove the reference to recently commencing operations on page 27.

Directors, Executive Officers, Promoters and Control Persons, page 28

39. We partially reissue comment 51 of our letter dated March 7, 2011. In this regard, please (a) revise Mr. Kohn's business background on page 28 to disclose the principal business of Nelko Holding LLC; (b) provide the start and end dates for all of the positions described in Mr. Shepherd's business background on page 28; (c) provide the start date for Ms. Nelson's position as a director of Allied Artists and provide the full name and

principal business of such entity; and (d) identify the "company in bankruptcy" described in Ms. Nelson's business background. Clarify whether Ms. Nelson had any affiliation with the company in bankruptcy before the company filed for bankruptcy. See Item 401(e) of Regulation S-K.

40. We reissue comment 52 of our letter dated March 7, 2011. We are unable to locate any substantive response to our comment. Please advise or revise. We note your references to BioPower Corporation of Florida in Mr. Kohn's and Ms. Nelson's business backgrounds. Please clarify whether this is a reference to BioPower Corporation, your subsidiary. In this regard, if this is a separate entity, clarify how Mr. Kohn will manage his duties as an executive officer and director of BioPower Operations Corporation if his role with BioPower Corporation of Florida requires 95% of this time.

41. We reissue comment 53 of our letter dated March 7, 2011. Please disclose the amount and percent of time each officer currently devotes to your company.

Security Ownership of Certain Beneficial Owners, page 30

42. We partially reissue comment 50 of our letter dated March 7, 2011. Please revise the table to include the shares owned by Mr. Kohn's wife and to revise the related footnote disclosure accordingly. Refer to Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children"). Furthermore, revise to provide the total number of shares held by officers and directors as a group and include disclosure relating to the preferred stock ownership, since it results in control of the company by the officers and directors.

Transactions with Related Persons, page 31

43. For the sake of clarity, please describe which license agreement you are referring to in the seventh paragraph of this section, the identity of the company, and disclose the nature of the former affiliation. Clarify whether the CEO was affiliated with the company at the time the license agreement was entered into. Disclose the royalty terms and disclose any payments that have been made to this company as of the most recent practicable date.

44. Please disclose the amount of interest paid on the related party loans and disclose the largest aggregate amount of principal. We direct your attention to Item 404(a)(5) of Regulation S-K.

Director Qualifications, page 32

45. We note your disclosure here in response to comment 56 of our letter dated March 7, 2011. Please revise to clarify that these qualifications were what led to the conclusion that such persons should serve as one of your directors at the time disclosure is made, in

light of your business and structure. Identify the public company referenced in Mr. Kohn's disclosure.

46. Furthermore, relocate this disclosure under Directors, Executive Officers, Promoters and Control Persons rather than under Transactions with Related Persons, Promoters and Certain Control Persons.

Financial Statements
General

47. We reviewed your response to comment 63 of our letter dated March 7, 2011. Your response did not address our comment, thus the comment will be reissued. We note you provided the audited financial statements of BioPower Operations Corporation as of and for the period ended November 30, 2010. Please note that since (i) BioPower Operations Corporation was not incorporated until January 5, 2011 and (ii) the transaction to re-domicile BioPower Corporation to Nevada did not occur until January 6, 2011, the audited financial statements of BioPower Corporation as of and for the period ended November 30, 2010 should be included in your registration statement instead of those for BioPower Operations Corporation (i.e. BioPower Operations Corporation did not exist as of November 30, 2010). Please advise or revise.

Recent Sales of Unregistered Securities, page II-2

48. We reissue comment 65 of our letter dated March 7, 2011. Please revise your disclosure in this section to include the information in your supplemental response and to discuss the sophistication of the unaccredited investors involved in the described transactions.

Signatures

49. Please include the signature of the Principal Financial Officer, in addition to the Principal Accounting Officer.

Exhibits

50. Please file execution copies of the related party notes described under Transactions with Related Persons on page 31 as exhibits to the registration statement.

51. We reissue comment 69 of our letter dated March 7, 2011. Please revise your legality opinion filed as Exhibit 5.1 to specifically reference the number of shares underlying the warrant.

52. We partially reissue comment 71 of our letter dated March 7, 2011. Please file validly executed agreements for Exhibit 10.6 and 10.8. We note that such agreements do not appear to have been signed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director